[Grupo Pao de Acucar logo]                                           Page 1 of 2


                   Companhia Brasileira de Distribuicao (CBD)
                  announced sales performance of January 2003


Sao Paulo, Brazil, February 10, 2003 - Companhia Brasileira de Distribuicao (NYSE (CBD); BOVESPA (PCAR4)) today announced sales performance (non-audited preliminary numbers) for January 2003. The information is presented based on consolidated figures and in Reais, in accordance with the Corporate Law method.



In January 2003, Companhia Brasileira de Distribuicao registered gross sales of R$ 1,014.7 million and net sales of R$ 858.3 million, which represented growth rates of 23.9% and 23.4%, respectively, compared with the same period of last year.



In the same stores sales, CBD's net sales presented a growth of 10.0%, and all the formats, except for Extra Eletro, registered growth rates very similar to the Company's average.



The consumers maintained a cautious stance, which favored the sales of food products to the detriment of products with higher aggregated value, such as, for example, the electronic products/home appliances. Thus, the sales performance of the food products once again was far superior in comparison to the non-food products, respectively 12.5% and 0.1%. Therefore, if we excluded the sales of electronic products, CBD's growth in same stores sales was 12.0%.



[GRAPH]

                               Sales Performance

        10-1    11-1    12-1    1-2     2-2    3-2     4-2    5-2     6-2     7-2     8-2     9-2     10-2    11-2    12-2    1-3
        ----    ----    ----    ---     ---    ---     ---    ---     ---     ---     ---     ---     ----    ----    ----    ---
Mesmas  -6.6%  -3.5%   -2.8%   -1.4%   -2.8%    7.1%  -7.8%    7.2%    3.3%    5.3%    7.7%    2.6%    8.6%   11.7%    7.0%   10.0*%
Todas   -3.6%   2.8%    4.1%    5.9%    4.8%   15.7%   1.5%   17.3%   12.8%   24.8%   28.6%   22.6%   27.4%   28.6%   18.8%   23.4*%


Note: Same stores sales figures include only stores which have been operating for at least 12 months.
* If deflated by IPCA, all store sales registered a performance 8.2% higher than the same period of last year. In "same stores", the performance was of -3.6%. (The IPCA in Jan/03 was estimated in 2.2%).


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[Grupo Pao de Acucar logo]                                           Page 2 of 2




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
 COMPANHIA BRASILEIRA DE DISTRIBUICAO (CBD)      THOMSON FINANCIAL INVESTOR RELATIONS
 Fernando Tracanella                             Doris Pompeu
 Investor Relations Manager                      Tel: (11) 3848 0887 ext. 208
 Daniela Sabbag                                  Email:  doris.pompeu@thomsonir.com.br
 Financial Analyst
 Tel: (11) 3886 0421 Fax: (11) 3884 2677
 Email: pa.relmerc@paodeacucar.com.br
        -----------------------------
                    Website: http://www.grupopaodeacucar.com.br
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



--------------------------------------------------------------------------------
 The statements contained in this release referring to the perspective for the Company's businesses, to projections of operating and financial results, and to the Company's growth potential, are mere predictions and were based on Management's expectations in relation to the Company's future. These expectations are highly dependent on market changes, on Brazil's general economic performance, on industry and on the international markets and are, therefore, subject to change.
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